Exhibit 1


                                            Contact:    Susie Ter-Jung
                                                        Bunge
                                                        1-914-684-3398
                                                        Susie.Ter-Jung@Bunge.com



                   Bunge Limited Reports Record Fourth Quarter
                           and Fiscal 2003 Net Income

White Plains, NY - February 3, 2004 - Bunge Limited (NYSE:BG).


   > Financial Highlights

   (In millions, except per share data and percentages)


--------------------------------------------------------------------------------------------------------------------
                                        Fourth Quarter Ended                         Year Ended
                                      --------------------------     Percent         -----------           Percent
                                          12/31/03     12/31/02       Change       12/31/03    12/31/02     Change
--------------------------------------------------------------------------------------------------------------------
Volumes (metric tons)                         27.6         26.5           4%          107.0        85.8        25%
Net sales                                   $6,358       $4,635          37%        $22,165     $13,882        60%
Total segment operating profit(1)             $191         $150          27%           $618        $521        19%
Net income                                    $100          $97           3%           $411        $255        61%
Earnings per share(2)                        $0.99        $0.97           2%          $4.07       $2.64        54%
--------------------------------------------------------------------------------------------------------------------

----------

(1) Total segment operating profit is the consolidated segment operating profit of Bunge's segments. Total segment operating profit is a non-GAAP measure and is not intended to replace income from continuing operations before income taxes and minority interest. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to income from continuing operations before income taxes and minority interest, is included in the tables attached to this press release Total segment operating profit was previously referred to as "operating performance" in Bunge's press releases and other communications to investors. The change to "total segment operating profit" is a change in name only and we have not changed the way we calculate current or prior period results.

(2) All earnings per share numbers are earnings per common share, and reported on a fully diluted basis.


Bunge's results for the quarters and years ended December 31, 2003 and 2002 include certain charges and gains that may be of interest to investors. These items totaled $(66) million, or $(0.66) per share, and $57 million, or $0.56 per share, for the quarter and year ended December 31, 2003, respectively, and $(4) million, or ($0.04) per share and $(24) million, or $(0.25) per share for the quarter and year ended December 31, 2002, respectively. These charges and gains are detailed in the attached schedule titled "Additional Financial Information."


   > Overview

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, stated: "In many ways, 2003 was an exceptional year for Bunge. It was the first full year of combined operations with Cereol. Our focus ensured a smooth integration and the achievement of our targets for the acquisition. At the same time, we have faced challenges like the strengthening of currencies in South America, and back-to-back small harvests in the United States. A poor U.S. harvest in 2002/03 was followed by a 12% smaller harvest in 2003/04 -- the smallest in seven years. These harvest levels put pressure on our North American and Western European soybean processing operations. As a result of changed harvest expectations and mad cow jitters in the United States, the commodity markets were more volatile than we have seen in years.

"Our integrated business model, with its superior geographic and product balance, and the impressive ability of our people to adapt quickly to rapidly changing circumstances, helped us to perform in the face of these headwinds. Fertilizer was strong throughout the year, driven by rising acreage and well capitalized farmers in South America. Our edible oils business benefited from the acquisition of Cereol and from our efficiency programs in Brazil and North America. Agribusiness had a difficult year until the fourth quarter of 2003 when high soybean prices caused a wave of farmer selling in North and South America. Customer demand was very strong, and margins benefited. Our increasingly efficient global logistics system and competitive freight pricing, locked in as part of our risk management programs, helped offset current record freight rates.

"We cannot expect the exceptionally favorable circumstances experienced in agribusiness in the fourth quarter to occur every year. Yet even without these benefits and facing serious challenges, we were on track to deliver our targets for the year.

"We also achieved a number of important strategic goals in 2003. The DuPont alliance has created a true market leader for vegetable proteins through the formation of Solae, and gives us access to world class science in biotechnology that will benefit us in the future. Our bottled oil joint venture in France is a fully integrated market leader. In India, through several acquisitions, we are building an integrated crushing and edible oils company which provides a solid platform for growth in an enormous market.

"Our focus on returns has not diminished. The sale of our U.S. frozen bakery business and swap of brands with J. Macedo in Brazilian wheat milling should improve returns.

"2003 was indeed an exceptional year. It demonstrated the strength of Bunge's business model and the talents of Bunge's people. The power of our integrated and balanced business model and the Bunge team give me confidence that we can continue to deliver on our promises."


   > 2003 Fourth Quarter Results

Agribusiness

Agribusiness benefited from good margins in both North and South America and international marketing. Risk management strategies and logistics and freight programs also performed well. Western European margins continued to suffer from lower capacity utilization and increased industrial expenses.

Included in cost of goods sold for the quarter were $56 million of non-cash impairment charges on long-term operating assets in Bunge's Western European oilseed processing operations.


Fertilizer

Sales and gross profit in Bunge's fertilizer division improved primarily due to higher average selling prices as well as increases in sales volumes as farmers reacted to higher commodity prices by increasing their planted acreage. Higher international prices for fertilizer raw materials boosted local selling prices, as products are priced to import parity. Segment operating profit decreased primarily due to higher selling, general and administrative (SG&A) expenses attributable to the appreciation of the Brazilian real, increased transactional taxes and institutional advertising.


Edible Oil Products

For comparative purposes, the results of the edible oil segment are presented below to exclude Lesieur, which was sold to our Saipol joint venture in July 2003.


              -------------------------------------------------------------------------------------------------
                                                                          Fourth Quarter Ended
                                                       --------------------------------------------------------
                                                                           As                         12/31/02
                                                                        Reported      Lesieur        Excluding
              (In millions, except volumes)               12/31/03      12/31/02      12/31/02        Lesieur
              -------------------------------------------------------------------------------------------------
              Volumes (in thousands of metric tons)            996           796           172             624
              Net sales                                       $489          $570          $176            $394
              Segment operating profit                         $13            $3            $2              $1
              -------------------------------------------------------------------------------------------------

Edible oil results benefited from improvements in Bunge's Eastern European and North American edible oils businesses and its margarine and mayonnaise business in Brazil. Results in Eastern Europe were particularly strong in Hungary and Poland. Brazil's margarine and mayonnaise business benefited from higher sales prices and lower expenses. These improvements were partially offset by increases in raw material costs, primarily soybean oil.


Milling Products

On December 31, 2003, Bunge sold its U.S. bakery business for net proceeds of $82 million. The divesture resulted in an after-tax gain of $2 million. Results of the U.S. bakery business are included in discontinued operations for all periods presented.

Milling products results benefited from higher volumes and margins in Bunge's Brazilian wheat milling business due to increased marketing efforts, higher corn milling product sales to the U.S. government for its food aid program, the October 2003 acquisition of a corn mill and reductions in SG&A and interest expense.


Financial Costs

Interest expense declined 11% primarily due to lower average interest rates. Foreign exchange gains, incurred primarily on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries, decreased to $16 million in the fourth quarter of 2003 from $64 million in the same period last year. The Brazilian real appreciated 1% in value against the U.S. dollar in the fourth quarter of 2003 as compared to a 10% appreciation in the same period last year.


Other

The $15 million of other income in the fourth quarter of 2003 was largely due to Bunge's share of earnings from Solae, Saipol and its joint ventures in Argentina.


Income Tax Expense

Bunge's effective tax rate for the fourth quarter of 2003 was 35%, compared to 0% in the fourth quarter of 2002. Income tax expense in the fourth quarter of 2003 includes a net charge of $23 million for the fiscal year due to a new income tax law in Argentina passed in the fourth quarter of 2003. In the fourth quarter of 2002, the company recorded no income tax as it benefited from the 2002 devaluation of the Brazilian real and a tax credit for a refund of prior year's taxes.


   > 2003 Full-Year Results

Agribusiness results through the third quarter of 2003 lagged behind the prior year primarily because of weakness in North American and Western European oilseed processing margins and a return to more normalized margins in South America. These results and the pre-tax $56 million of non-cash impairment charges were offset in part by improved margins in the fourth quarter of 2003 and by effective risk management strategies, including ocean freight, and good trade structured finance results. Fertilizer benefited from increased sales volumes and better margins in all business lines due to higher selling prices. Food products improved primarily due to the inclusion of Cereol's operations, margin and efficiency improvements in Bunge's margarines and mayonnaise business in Brazil and efficiency improvements in North America.

Financial Costs

Interest income increased 44% primarily due to higher levels of invested cash and high real interest rates in Brazil. Interest expense increased 22% primarily due to the acquisition of Cereol, which was financed in part by borrowings. Foreign exchange gains, incurred primarily on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries, increased to $92 million in 2003 from a loss of $179 million in 2002. The Brazilian real appreciated 22% in value against the U.S. dollar in 2003 as compared to a 34% devaluation in 2002.


Other

Other income and expense increased from 2002 primarily due to increases in Bunge's share of earnings from Saipol and its joint ventures in Argentina.


Income Tax Expense

Bunge's effective tax rate for 2003 was 28%. Excluding the tax-free gain on sale of Bunge's Brazilian ingredients business, the effective tax rate was 33%. The effective tax rate for 2002 was 22%. The primary causes of the increased effective tax rate in 2003 were the effect of a stronger Brazilian real, increased tax expense due to a new tax law in Argentina and reduced U.S. Foreign Sales Corporation tax benefits.


Net Financial Debt(3) and Cash Flow

Net financial debt at December 31, 2003 of $2,892 million was slightly below year-end 2002. Adjusted for changes in levels of readily marketable inventories, net financial debt declined by $380 million. Cash flow from operations was negatively affected by higher levels of operating working capital caused by the 40% rise in the price of soybeans since mid-2003. This effect is likely to reverse when prices return to historical averages.


   > Outlook

Bill Wells, Chief Financial Officer, stated "We expect solid performance in 2004. Crop outlook in South America is good. We are forecasting record harvests in both Argentina and Brazil, and we are well positioned to manage the complex logistics of the upcoming harvest season. Global demand should remain firm for the year. North America will be difficult until the new harvest, but we remain confident that our business balance will



----------

(3) Net financial debt is a non-GAAP measure and it is not intended to replace total debt. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to total debt, is included in the tables attached to this press release.

offset any negative effects. Fertilizer demand and prices are strong and should remain so. We expect continued good performance in our food products division.

"We are establishing guidance for 2004 on the following items:

     o    Depreciation: $200 to $220 million
     o Capital Expenditures: $350 to $400 million (including $115 to $130 million maintenance capital expenditures)
     o    Effective Tax Rate: 33% to 38%

"Considering this outlook and assuming stable currencies in South America and a normal 2004/05 North American crop, our net income guidance for fiscal 2004 is between $300 to $320 million, representing $2.97 to $3.17 per share. Based on anticipated 2004 results, we are reaffirming our long-term earnings per share growth target of 10% to 12% average annual increase over five years. Our net income guidance for the first quarter of 2004 is between $37 to $47 million, representing $0.37 to $0.47 per share."


Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EST on February 3 to discuss the company's fourth quarter results.

To listen to the conference call, please dial (800) 478-6251, or, if located outside of the United States, dial (913) 981-5558. Please dial in five to ten minutes before the scheduled start time. When prompted, enter passcode number 597955. The conference call will also be available live on the company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select "Upcoming Events" from the left navigation menu. Click the "Webcast" link for the "Q4 2003 Bunge Limited Conference Call," and follow the prompts to access the event. Please go to the Web site at least 15 minutes prior to the call to register and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EST on February 3 and continuing through March 3, 2004. To listen to the replay, please dial (888) 203-1112, or, if located outside of the United States, dial (719) 457-0820. When prompted, enter passcode number 597955. A rebroadcast of the conference call will also be available on the company's Web site beginning at 2:00 p.m. EST on February 3 and continuing through 12:00 p.m. EST on March 3, 2004.

To locate the rebroadcast on the Web site, select "News & Information" from the left navigation menu. Open the "Audio Archive" subcategory and select the "Webcast" link for the "Q4 2003 Bunge Limited Conference Call." Follow the prompts to access the replay.


About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, global agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Founded in 1818 and headquartered in White Plains, New York, Bunge has 24,000 employees and locations in 30 countries. Bunge is the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.


Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; agricultural, economic and political conditions in the primary markets where we operate; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

                        Additional Financial Information


The following table provides a summary of certain charges and gains that may be of interest to investors. The table includes a description of these items and their effect on total segment operating profit, income tax expense, net income and earnings per share for the quarters and years ended December 31, 2003 and 2002.


---------------------------------------------------------------------------------------------------------------------------------
                                          Total Segment          Income Tax                               Earnings per Share -
(In millions, except per share data)     Operating Profit          Expense               Net Income           Fully Diluted
------------------------------------     ----------------          -------               ----------           -------------
                                        2003        2002        2003       2002       2003       2002        2003        2002
                                        ----        ----        ----       ----       ----       ----        ----        ----
Fourth Quarter ended December 31st:
   Impairment charges (1)               $(56)        $(5)        $16         $-       $(40)       $(5)     $(0.40)     $(0.05)
   New Argentine tax law provision         -           -         (23)         -        (23)         -       (0.23)          -
   (Loss) gain on discontinued
      operations, net of tax               -           -           -          -         (3)         1       (0.03)       0.01
                                      -------------------------------------------------------------------------------------------
Total Fourth Quarter                    $(56)        $(5)        $(7)        $-       $(66)       $(4)     $(0.66)     $(0.04)
                                      ===========================================================================================
---------------------------------------------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------------------------------
                                          Total Segment          Income Tax                               Earnings per Share -
(In millions, except per share data)     Operating Profit          Expense               Net Income           Fully Diluted
------------------------------------     ----------------          -------               ----------           -------------
                                        2003        2002        2003       2002       2003       2002        2003        2002
                                        ----        ----        ----       ----       ----       ----        ----        ----

Year Ended December 31:
   Impairment charges                   $(56)        $(5)        $16        $ -       $(40)       $(5)     $(0.40)     $(0.05)
   Post retirement curtailment
     gains (2)                            24           -          (8)         -         16          -        0.16           -
   Gain on sale of soy
     ingredients business                  -           -           -          -        111          -        1.10           -
   Additional month of Fosfertil           -           5           -         (2)         -          1           -        0.01
   New Argentine tax law
     provision                             -           -         (23)         -        (23)         -       (0.23)          -
   (Loss) gain on discontinued
     operations, net of tax                -           -           -          -         (7)         3       (0.07)       0.03
   Cumulative effect of change in
     accounting principles,
     net of tax                            -           -           -          -          -        (23)          -       (0.24)
                                      -------------------------------------------------------------------------------------------
Total Fiscal Year                       $(32)         $0        $(15)       $(2)       $57       $(24)      $0.56      $(0.25)
                                      ===========================================================================================
---------------------------------------------------------------------------------------------------------------------------------


----------

(1) Impairment charges in the fourth quarter of 2003 related to Western European oilseed processing operations and impairment charges in the fourth quarter of 2002 related to North American bottled oil operations.

(2) Post retirement curtailment gains of $2 million, relating to the discontinued operations of Bunge's bakery business, are recorded in the loss on discontinued operations.

CONSOLIDATED STATEMENTS OF INCOME (Note 1)
(In millions, except per share data and percentages)
(Unaudited)


                                                            Three Months Ended                       Year Ended
                                                               December 31,                          December 31,
                                                       ----------------------------- Percent  --------------------------- Percent
                                                           2003            2002      Change       2003          2002      Change
                                                       ----------------------------------------------------------------------------
Net sales                                                  $6,358         $4,635       37%        $22,165      $13,882      60%
Cost of goods sold                                         (5,964)        (4,301)      39%        (20,860)     (12,544)     66%
                                                       -------------   -------------          -------------  ------------


Gross profit                                                  394            334       18%          1,305        1,338     (2)%
Selling, general and administrative expenses                 (199)          (218)      (9)%          (691)        (579)     19%
Gain on sale of soy ingredients business (Note 2)               -              -        -             111            -       -
Interest income                                                19             18        6%            102           71      44%
Interest expense                                              (41)           (46)     (11)%          (187)        (145)     29%
Interest expense on readily marketable inventories             (7)            (8)     (13)%           (28)         (31)    (10)%
Foreign exchange gains (losses)                                16             64                       92         (179)
Other income (expense)                                         15             (7)     314%             19            6     217%
                                                       -------------   -------------          -------------  ------------

Income from continuing operations before income tax
   and minority interest                                      197            137       44%            723          481      50%

Income tax expense                                            (68)             -                     (201)        (104)     93%
                                                       -------------   -------------          -------------  ------------


Income from continuing operations before minority
   interest                                                   129            137       (6)%           522          377      38%
Minority interest                                             (26)           (41)     (37)%          (104)        (102)      2%
                                                       -------------   -------------          -------------  ------------

Income from continuing operations                             103             96        7%            418          275      52%
Discontinued operations, net of tax (Note 3)                   (3)             1                       (7)           3
                                                       -------------   -------------          -------------  ------------

Income before cumulative effect of change in
   accounting principles                                      100             97        3%            411          278      48%
Cumulative effect of a change in accounting
   principles, net of tax benefit                               -              -                        -          (23)
                                                       -------------   -------------          -------------  ------------

Net income                                                   $100            $97        3%           $411         $255      61%
                                                       =============   =============          =============  ============

Earnings per common share - basic (Note 4):
Income from continuing operations                           $1.03          $0.97        6%          $4.19        $2.87      46%
Discontinued operations                                     (0.03)           .01                    (0.07)        0.03

Cumulative effect of change in accounting principles            -              -                        -        (0.24)
                                                       -------------   -------------          -------------  ------------


Net income per share - basic                                $1.00          $0.98        2%          $4.12        $2.66      55%
                                                       =============   =============          =============  ============

Earnings per common share - diluted (Note 4):
Income from continuing operations                           $1.02          $0.96        6%          $4.14        $2.85      45%
Discontinued operations                                     (0.03)           .01                    (0.07)        0.03
Cumulative effect of change in accounting principles            -              -                        -        (0.24)
                                                       -------------   -------------          -------------  ------------

Net income per share - diluted                              $0.99          $0.97        2%          $4.07        $2.64      54%
                                                       =============   =============          =============  ============

FOOTNOTES TO CONSOLIDATED STATEMENTS OF INCOME
----------------------------------------------
(Unaudited)

Note 1: Bunge has revised the presentation of certain captions in its consolidated statements of income. Interest income, interest expense and foreign exchange gains and losses and other income and expense, which were previously disclosed in notes to the consolidated financial statements, are now being disclosed on the face of the consolidated statements of income. In addition, interest income on advances to farmers, which was previously recorded in the interest income line included in the caption non-operating income (expense)-net in its consolidated statements of income, has been reclassified to gross profit to reflect the operational nature of this item. Prior year amounts have been restated to reflect this reclassification. Bunge has also changed the presentation of its segment information, for the allocation of interest income, interest expense and foreign exchange gains and losses to its operating segments.

Note 2: In May 2003, Bunge sold its Brazilian soy ingredients operations to The Solae Company (Solae) for $251 million in cash, net of expenses of approximately $5 million. Consequently, Bunge recognized a gain on sale of $111 million in the second quarter of 2003. Solae is a joint venture between Bunge and E.I. duPont de Nemours and Company.

Note 3: In December 2003, Bunge sold its North American bakery business to a third party. The proceeds from the sale were $82 million, net of expenses. The divestiture resulted in an after-tax gain to Bunge of $2 million. Accordingly, the operating results for the disposed division have been reported as discontinued operations for all periods presented. In connection with this transaction, Bunge changed the name of its "milling and baking products" segment to "milling products".

Note 4: Earnings per share are calculated on the basis of the following number of common shares outstanding:


                                                            Three Months Ended                      Year Ended
                                                               December 31,                        December 31,
                                                    -----------------------------------  ----------------------------------
                                                          2003               2002              2003              2002
                                                    ------------------  ---------------  ------------------  --------------
     Weighted average number of common
       shares outstanding:
       Basic                                            99,884,771         99,312,651        99,745,825        95,895,338
       Diluted                                         101,061,744        100,420,627       100,875,602        96,649,129



CONSOLIDATED SEGMENT INFORMATION
(In millions, except volumes and percentages)  (Unaudited)
Set forth below is a summary of certain items in our consolidated statements of income and volumes by reportable segment.


                                                            Three Months Ended                       Year Ended
                                                               December 31,                          December 31,
                                                       ----------------------------- Percent  --------------------------- Percent
                                                           2003            2002      Change       2003          2002      Change
                                                       ----------------------------------------------------------------------------
Volumes (in thousands of metric tons):
Agribusiness                                               22,538         22,046        2%         88,395       69,606      27%
Fertilizer                                                  3,195          2,709       18%         11,538       10,708       8%
   Edible oil products                                        996            796       25%          3,447        1,946      77%
   Milling products                                           907            799       14%          3,468        3,303       5%
   Other (soy ingredients)                                      -            133     (100%)           140          226     (38)%
                                                       -------------   -------------          -------------  ------------
Food products total                                         1,903          1,728       10%          7,055        5,475      29%
                                                       -------------   -------------          -------------  ------------
           Total                                           27,636         26,483        4%        106,988       85,789      25%
                                                       =============   =============          =============  ============

Net sales
Agribusiness                                               $5,076         $3,501       45%        $17,345      $10,483      65%
Fertilizer                                                    593            354       68%          1,954        1,384      41%
Edible oil products                                           489            570      (14)%         2,063        1,279      61%
Milling products                                              200            164       22%            751          628      20%
Other (soy ingredients)                                         -             46     (100%)            52          108     (52)%
                                                       -------------   -------------          -------------  ------------
Food products total                                           689            780      (12)%         2,866        2,015      42%
                                                       -------------   -------------          -------------  ------------
           Total                                           $6,358         $4,635       37%        $22,165      $13,882      60%
                                                       =============   =============          =============  ============

Cost of goods sold:
Agribusiness                                              $(4,860)       $(3,360)      45%       $(16,758)     $(9,700)     73%
Fertilizer                                                   (495)          (275)      80%         (1,581)      (1,091)     45%
   Edible oil products                                       (430)          (487)     (12)%        (1,817)      (1,128)     61%
   Milling products                                          (179)          (145)      23%           (670)        (551)     22%
   Other (soy ingredients)                                      -            (34)    (100%)           (34)         (74)    (54)%
                                                       -------------   -------------          -------------  ------------
Food products total                                          (609)          (666)      (9)%        (2,521)      (1,753)     44%
                                                       -------------   -------------          -------------  ------------
           Total                                          $(5,964)       $(4,301)      39%       $(20,860)    $(12,544)     66%
                                                       =============   =============          =============  ============

Gross profit:
Agribusiness                                                 $216           $141       53%           $587         $783     (25)%
Fertilizer                                                     98             79       24%            373          293      27%
   Edible oil products                                         59             83      (29)%           246          151      63%
   Milling products                                            21             19       11%             81           77       5%
   Other (soy ingredients)                                      -             12     (100%)            18           34     (47)%
                                                       -------------   -------------          -------------  ------------
Food products total                                            80            114      (30)%           345          262      32%
                                                       -------------   -------------          -------------  ------------
           Total                                             $394           $334       18%         $1,305       $1,338      (2)%
                                                       =============   =============          =============  ============

Selling, general and administrative expenses:
Agribusiness                                                $(102)         $(110)      (7)%         $(348)       $(284)     23%
Fertilizer                                                    (43)           (17)     153%           (129)        (100)     29%
   Edible oil products                                        (43)           (73)     (41)%          (164)        (134)     22%
   Milling products                                           (11)           (13)     (15)%           (43)         (51)    (16)%
   Other (soy ingredients)                                      -             (5)    (100%)            (7)         (10)    (30)%
                                                       -------------   -------------          -------------  ------------
Food products total                                           (54)           (91)     (41)%          (214)        (195)     10%
                                                       -------------   -------------          -------------  ------------
           Total                                            $(199)         $(218)      (9)%         $(691)       $(579)     19%
                                                       =============   =============          =============  ============

Foreign exchange gain (loss):
Agribusiness                                                   $9            $37                      $89        $(171)
Fertilizer                                                      6             18                      (20)           9
   Edible oil products                                          -              2                        -            3
   Milling products                                             -              -                        -            -
   Other (soy ingredients)                                      -             (1)                      (1)           3
                                                       -------------   -------------          -------------  ------------
Food products total                                             -              1                       (1)           6
                                                       -------------   -------------          -------------  ------------
           Total                                              $15            $56                      $68        $(156)
                                                       =============   =============          =============  ============


                                                            Three Months Ended                       Year Ended
                                                               December 31,                          December 31,
                                                       ----------------------------- Percent  --------------------------- Percent
                                                           2003            2002      Change       2003          2002      Change
                                                       ----------------------------------------------------------------------------
Interest income:
Agribusiness                                                   $1             $8      (88)%           $32          $22      45%
Fertilizer                                                     14             10       40%             53           36      47%
   Edible oil products                                          2              1      100%              6            1     500%
   Milling products                                             -              2     (100)%             -            2    (100)%
   Other (soy ingredients)                                      -              -                        -            -
                                                       -------------   -------------          -------------  ------------
Food products total                                             2              3      (33)%             6            3     100%
                                                       -------------   -------------          -------------  ------------
           Total                                              $17            $21      (19)%           $91          $61      49%
                                                       =============   =============          =============  ============

Interest expense:
Agribusiness                                                 $(23)          $(14)      64%           $(86)        $(67)     28%
Fertilizer                                                     (7)           (10)     (30)%           (35)         (46)    (24)%
   Edible oil products                                         (5)           (10)     (50)%           (24)         (15)     60%
   Milling products                                            (1)            (7)     (86)%            (8)         (10)    (20)%
   Other (soy ingredients)                                      -             (2)    (100)%            (2)          (5)    (60)%
                                                       -------------   -------------          -------------  ------------
Food products total                                            (6)           (19)     (68)%           (34)         (30)     13%
                                                       -------------   -------------          -------------  ------------
           Total                                             $(36)          $(43)     (16)%         $(155)       $(143)      8%
                                                       =============   =============          =============  ============

-----------------------------------------------------------------------------------------------------------------------------------
Segment operating profit:
Agribusiness                                                 $101            $62       63%           $274         $283      (3)%
Fertilizer                                                     68             80      (15)%           242          192      26%
   Edible oil products                                         13              3      333%             64            6     967%
   Milling products                                             9              1      800%             30           18      67%
   Other (soy ingredients)                                      -              4      100%              8           22     (64)%
                                                       -------------   -------------          -------------  ------------
Food products total                                            22              8      175%            102           46     122%
                                                       -------------   -------------          -------------  ------------
           Total(4)                                          $191           $150       27%           $618         $521      19%
                                                       =============   =============          =============  ============
-----------------------------------------------------------------------------------------------------------------------------------


Income from continuing operations before income
tax and minority interest:
   Segment operating profit                                  $191           $150                     $618         $521
   Gain on sale of Ingredients business                         -              -                      111            -
   Unallocated(5)                                               6            (13)     146%             (6)         (40)     85%
                                                       -------------   -------------          -------------  ------------
Income from continuing operations before income
tax and minority interest                                    $197           $137       44%           $723         $481      50%
                                                       =============   =============          =============  ============

Depreciation, depletion and amortization:
Agribusiness                                                  $27            $30      (10)%           $91          $75      21%
Fertilizer                                                     16             11       45%             57           56       2%
   Edible oil products                                          8              6       33%             23           18      28%
   Milling products                                             3              3        -              13            9      44%
   Other (soy ingredients)                                      -              3     (100)%             -           10    (100)%
                                                       -------------   -------------          -------------  ------------
Food products total                                            11             12       (8)%            36           37      (3)%
                                                       -------------   -------------          -------------  ------------
           Total                                              $54            $53        2%           $184         $168      10%
                                                       =============   =============          =============  ============


----------

(4) Total segment operating profit is the consolidated segment operating profit of all of Bunge's segments. Total segment operating profit is a non-GAAP measure and is not intended to replace income from continuing operations before income taxes and minority interest. The information required by Regulation G under the Securities Exchange Act of 1934, including a reconciliation to income from continuing operations before income taxes and minority interest, is included under the caption "Reconciliation of Non-GAAP Measures". Total segment operating profit was previously referred to as "operating performance" in Bunge's press releases and other communications to investors.

(5) Includes interest income, interest expense and foreign exchange gains and losses and other income and expenses not directly attributable to Bunge's operating segments.

CONDENSED CONSOLIDATED BALANCE SHEETS
(In millions)
(Unaudited)


                                                               December 31,       December 31,
                                                                   2003               2002
                                                            -----------------  ------------------
ASSETS
Cash and cash equivalents                                               $489                $470
Trade accounts receivable                                              1,495               1,168
Inventories                                                            2,867               2,407
Other current assets                                                   1,567               1,404
                                                            -----------------  ------------------
Total current assets                                                   6,418               5,449
                                                            -----------------  ------------------
Property, plant and equipment, net                                     1,882               1,980
Goodwill                                                                 148                 239
Investment in affiliates                                                 537                  52
Other non-current assets                                                 899                 629
                                                            -----------------  ------------------
Total assets                                                          $9,884              $8,349
                                                            =================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
Short-term debt                                                         $889              $1,250
Current portion of long-term debt                                        128                 249
Trade accounts payable                                                 1,678               1,271
Other current liabilities                                              1,242               1,024
                                                            -----------------  ------------------
Total current liabilities                                              3,937               3,794
                                                            -----------------  ------------------
Long-term debt                                                         2,377               1,904
Other non-current liabilities                                            639                 684
Minority interest in subsidiaries                                        554                 495
Shareholders' equity                                                   2,377               1,472
                                                            -----------------  ------------------
Total liabilities and shareholders' equity                            $9,884              $8,349
                                                            =================  ==================


CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)
(Unaudited)



                                                                      Year Ended
                                                                     December 31,
                                                              ----------------------------
                                                                  2003           2002
                                                              -------------  -------------
OPERATING ACTIVITIES
Net income                                                           $411            $255
Adjustments to reconcile net income to cash
   (used for) provided by operating activities:
Minority interest                                                     104             102
Depreciation, depletion and amortization                              184             168
Gain on sale of soy ingredients business                             (111)              -
Other                                                                (124)            219
Changes in operating assets and liabilities, excluding the
effects of acquisitions                                              (448)           (616)
Ducros arbitration settlement                                         (57)              -
                                                              -------------  -------------
Cash flow (used for) provided by operating activities
                                                                      (41)            128

INVESTING ACTIVITIES
Payments made for capital expenditures                               (304)           (240)
Business acquisitions, net of cash acquired                          (196)           (856)
Proceeds from sale of assets held for sale                            532               -
Proceeds from disposal of property, plant and equipment                28               9
Proceeds from sale of investment                                        -              16
                                                              -------------  -------------
Cash provided by (used for) investing activities                       60          (1,071)

FINANCING ACTIVITIES
Net change in short-term debt                                        (381)           (185)
Proceeds from long-term debt                                          851           1,937
Repayments of long-term debt                                         (529)          (706)
Proceeds from affiliate loans                                          41              -
Proceeds from receivable from former shareholder                       55              21
Proceeds from sale of common shares                                     7             293
Dividends paid to shareholders                                        (42)            (37)
Dividends paid to minority interest                                   (63)            (28)
                                                              -------------  -------------
Cash (used for) provided by financing activities                      (61)          1,295
Effect of exchange rate changes on cash
  and cash equivalents
                                                                       61             (81)
                                                              -------------  -------------

Net increase in cash and cash equivalents                              19             271
Cash and cash equivalents, beginning of period                        470             199
                                                              -------------  -------------
Cash and cash equivalents, end of period                             $489            $470
                                                              =============  =============

Reconciliation of Non-GAAP Measures

This earnings release contains total segment operating profit and net financial debt, which are "non-GAAP financial measures", as this term is defined in Regulation G of the Securities Act of 1933. In accordance with Regulation G, Bunge has reconciled these non-GAAP financial measures to the most directly comparable U.S. GAAP measures.

Total Segment Operating Profit

Total segment operating profit is Bunge's consolidated income from continuing operations before income taxes and minority interest that includes an allocated portion of the foreign exchange gains and losses relating to debt financing operating working capital, including readily marketable inventories. Also included in total segment operating profit is interest income and interest expense attributable to the financing of operating working capital. This measure was previously reported as "operating performance" on a consolidated basis in our earnings releases, public filings and other communications to investors. Total segment operating profit is a key performance measurement used by management to evaluate whether Bunge's operating activities cover the financing costs of its business. Management believes total segment operating profit is a more complete measure of Bunge's operating profitability, since it allocates foreign exchange gains and losses and the cost of debt financing working capital to the segments. Total segment operating profit is not a measure of consolidated operating results under U.S. GAAP and should not be considered as an alternative to income from continuing operations before income taxes and minority interest or any other measure of consolidated operating results under U.S. GAAP.

Below is a reconciliation of income from continuing operations before income taxes and minority interest to total segment profit:


                                                                                 Quarter Ended
                                                                        ---------------------------------
         (US$ in millions)                                                12/31/2003        12/31/2002
         -----------------                                              ---------------    --------------
         Income from continuing operations before income taxes
         and minority interests                                             $197              $137
         Plus (minus): unallocated expenses (1)
                                                                              (6)               13
                                                                        ---------------    --------------
         Total segment operating profit                                     $191              $150
                                                                        ===============    ==============

                                                                                   Year Ended
                                                                        ---------------------------------
          (US$ in millions)                                               12/31/2003         12/31/2002
         -----------------                                              ---------------    --------------
         Income from continuing operations before income taxes
         and minority interests                                             $723              $481
         Plus: unallocated expenses (1)
                                                                               6                40
         Minus: Gain on sale of soy ingredients business                    (111)                -
                                                                        ---------------    --------------
         Total segment operating profit                                     $618              $521
                                                                        ===============    ==============


         ----------

         (1) Includes interest income, interest expense and foreign exchange gains and losses and other income and expenses not directly attributable to Bunge's operating segments.

Net Financial Debt

Net financial debt is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents and marketable securities. Net financial debt is presented because management believes it represents a meaningful measure of Bunge's leverage capacity and solvency. Net financial debt is not a measure of solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Net financial debt less readily marketable inventories, or net financial debt less RMI, is the sum of short-term debt, current maturities of long-term debt and long-term debt, less cash and cash equivalents, marketable securities and readily marketable inventories. This measure was titled "adjusted net financial debt" in our previous earnings releases. Net financial debt less RMI is presented because management believes it represents a more complete picture of Bunge's leverage capacity and solvency since it adjusts for readily marketable inventories. Readily marketable inventories, or RMI, are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms. Net financial debt less RMI is not a measure of leverage capacity and solvency under U.S. GAAP and should not be considered as an alternative to total debt as a measure of solvency.

Below is a reconciliation of total long-term and short-term debt to net financial debt and to net financial debt less readily marketable inventories:


                                                                             At December 31,
                                                                        ---------------------------
         (US$ in millions)                                                 2003            2002
         ----------------                                               -----------    ------------
         Short-term debt                                                   $ 889          $1,250
         Long-term debt, including current portion                         2,505           2,153
                                                                        -----------    ------------
          Total debt                                                       3,394           3,403
         Less:
           Cash and cash equivalents                                         489             470
           Marketable securities                                              13              12
                                                                        -----------    ------------
         Net financial debt                                                2,892           2,921
         Less: Readily marketable inventories                              1,868           1,517
                                                                        -----------    ------------
         Net financial debt less readily marketable inventories           $1,024          $1,404
                                                                        ===========    ============